United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

CVRD revises 2007 capex budget to US$ 7.4 billion
Rio de Janeiro, April 26, 2007 — Companhia Vale do Rio Doce (CVRD) hereby announces that its Board of Directors approved the revision of its investment budget for 2007 to US$ 7.351 billion1, an increase of US$ 1.017 billion compared to the US$ 6.334 billion budget announced in January 26, 2006. This review basically reflects changes in the average price of currencies in which our expected disbursement are denominated (US$ 383 million) and additional investments in the nickel operations (US$ 500 million).
The increase in the investments is consistent with the evolution of the Company’s cash flow and its financial policy guidelines, which aim to preserve a healthy balance sheet and, more specifically, a level of leverage indicative of a low-risk debt profile.
According to the revised capex budget, US$ 5.356 billion is to be invested in organic growth, of which US$ 4.904 billion on projects and US$ 452 million on research & development (R&D). The maintenance of existing operations has been estimated at US$ 1.995 billion.
US$ 3.125 billion will be spent on non-ferrous minerals, representing 42.5% of the total capex budget for 2007, given the development of various large projects such as Goro and Onça Puma, which are extremely important to the consolidation of CVRD as a global leader in the nickel industry. Investment of US$ 1.869 billion has been earmarked for the ferrous minerals business. US$ 885 million will be allocated to the aluminum division, while US$ 784 million has been allocated to the Company’s logistics business.
2007 INVESTMENT BUDGET
US$ million

	Revised		Previous
By category	budget	%	budget	%
Organic growth	5,356	72.9	4,636	73.2
Projects	4,904	66.7	4,230	66.8
R&D	452	6.1	406	6.4
Maintenance of existing operations	1,995	27.1	1,698	26.8
Total	7,351	100.0	6,334	100.0
By business area
Ferrous minerals	1,869	25.4	1,635	25.8
Non-ferrous minerals	3,125	42.5	2,550	40.3
Logistics	885	12.0	811	12.8
Aluminum	784	10.7	720	11.4
Coal	224	3.0	209	3.3
Electricity generation	107	1.5	101	1.6
Steel	143	1.9	114	1.8
Others	214	2.9	197	3.1
Total	7,351	100.0	6,334	100.0
The major projects in terms of financial disbursement in 2007 are: Goro (US$ 938 million), Onça Puma (US$ 658 million), Alunorte 6&7 (US$ 520 million), Itabiritos (US$ 417 million), Paragominas II (US$ 115 million) and Fazendão (US$ 111 million), together with investments in logistics necessary

[1]	The budget considers investments on a cash basis, consolidated according to generally accepted accounting principles in the United States (US GAAP). The main subsidiaries of CVRD according to US GAAP are: CVRD Inco, MBR, RDM, RDME, RDMN, Urucum Mineração, Alunorte, Albras, Valesul, Cadam, PPSA, Docenave and Ferrovia Centro Atlântica.

to sustain the expansion of our iron ore operations. The new budget includes investments of US$ 78 million in Salobo I project in 2007.
Goro is one of the largest and best lateritic nickel deposits in the world. It is located in New Caledonia, in the South Pacific, with proven and probable reserves of 120 million tons, with a nickel content of 1.48%, and cobalt content of 0.11%. The estimated production capacity is 60,000 tons a year of finished nickel and 4,600 tons of cobalt.
The project was recently subjected to revision, in which was included the implementation of measures to reduce environmental, operational and technology risks. Its total cost was estimated in US$ 3.212 billion, of which US$ 1.435 billion was already spent from 2001 to 2006. Disbursement of US$ 938 million is budgeted for 2007. The start-up of operations of Goro will occur in the end of 2008.
Salobo I is a project for the production of copper concentrate, with an estimated nominal capacity of 100,000 tons a year of copper in concentrate form, with an annual production of 130,000 oz. of gold as by-product, based on the deposit of Salobo, located in Carajás region, in the Brazilian state of Pará. Salobo has proven and probable reserves of 385 million tons, with copper content of 0.87%.
The cost of the project is estimated at US$ 855 million. The start-up of the development is conditioned to some government approvals including an appropriate tax structure.
Description of main projects

		Budgeted
		US$ million
		2007	2007
Area	Project	Revised	Previous	Total	Status
Ferrous	Expansion to iron	66	14	1,828	This project will add 30 million tons a year of
minerals	ore production				production capacity to CVRD, with the building of a
	capacity at Carajás				new plant, consisting of primary crushing, and processing
	to 130 Mtpa --				and classification units. Completion scheduled for 2009.
	Northern system				Subject to approval by the Board of Directors.
	Fazendão iron ore	111	101	129	Project for the production
	mine --				of 15.8 million tons of ROM (unprocessed
	Southeastern				ore) iron ore per year.
	system				This project will make it possible for Samarco's
					third pellet plant to begin operations. Works began in
					2H06 and will be completed in 1Q08, with the start-
					up of operations.
	Itabiritos	417	385	759	Construction of a pellet plant in Minas Gerais, with
					a nominal production capacity of 7 million tons a
					year, and an iron ore Concentration plant.
					Operational start-up is scheduled
					for the second half of 2008.
Non-ferrous	Cobre -- Salobo I	78	—	855	The project will have an estimated nominal capacity of 100,000 tons a year of copper in concentrate form.
minerals
	Vermelho - nickel	97	92	1,452	Annual production capacity is estimated at 46,000
	mine				tons of nickel in ferronickel form and 2,800 tons of
					cobalt. The process of obtaining of an environmental
					licence is ongoing.

		Budgeted
		US$ million
		2007	2007
Area	Project	Revised	Previous	Total	Status
	Onça Puma -	658	613	1,437	The project will have a nickel production capacity of
	nickel mine				58,000 tons a year. Construction began in July 2006
					and the supply of the main equipment has already
					been contracted. Operational start-up is scheduled
					for 2H08.
	Níquel -- Goro	938	680	3,212	The project has na estimated production capacity is
					60,000 tons a year of finished nickel and 4,600 tons
					of cobalt. Production start-up is scheduled for 2009.
Aluminum	Alunorte modules 6	520	473	846	The project for the construction of modules 6 and 7
	and 7 -- alumina				will increase refinery production capacity to 6.26
					million tons of alumina per year. Completion is
					scheduled for 2Q08.
	Paragominas II -	115	105	196	The second phase of Paragominas will add 4.5
	bauxite mine				million tons to the capacity of 5.4 million tons a year
					obtained in the first phase. Completion is scheduled
					for 2Q08.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 26, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations